FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 000-24876

TELUS CORPORATION

(Translation of registrant’s name into English)

21st Floor, 3777 Kingsway

Burnaby, British Columbia V5H 3Z7

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                        No ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

Incorporation by Reference

This report on Form 6-K and the exhibits hereto are specifically incorporated by reference into the registration statement on Form F-10 (File No. 333-161320) and registration statement on Form F-3 (File No. 333-162944) of TELUS Corporation.

This Form 6-K consists of the following:

TELUS Corporation

Interim Consolidated Financial Statements and

Management’s discussion and analysis

June 30, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS Corporation

/s/ Audrey T. Ho
Audrey T. Ho
Senior Vice President,
Chief General Counsel and Corporate Secretary
Date: August 6, 2010